Exhibit 99.1

Successful placing of NOK 900 million of Senior Unsecured Bonds due 2024, and partial buy-back of existing GLOG02 bonds

GasLog Ltd. (the “Company”) has successfully placed NOK 900 million of senior unsecured bonds due November 2024 (“GLOG03”). The bonds will carry a coupon of 3 months NIBOR + 6.25% which represents a reduction of 0.65% compared to the margin of 6.90% on the current GLOG02 bond (ISIN number NO0010767858), with maturity date 27 May 2021. The GLOG03 bonds will accordingly mature 3.5 years later than the GLOG02 bond at a time when we anticipate that the LNG market will be going through a period of strong growth, with approximately 80 million tonnes of new production capacity scheduled to come on line in 2023 and 2024 combined based on Wood Mackenzie data. In connection with the placement of the new bond issue, the company has acquired NOK 315 million of the GLOG02. Net proceeds from the bond issuance will be used for general corporate purposes and prepayment of debt.

DNB Markets, Nordea and SEB acted as Joint Lead Managers.

An application will be made for the bonds to be listed on Oslo Stock Exchange.

Company contact:

Philip Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog Ltd.:

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui Co. Ltd. and leased back by GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Cautionary Statement

The Notes will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and will be offered and sold within the United States only to “qualified institutional buyers”, as defined in Rule 144A under the Securities Act  and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act (“Regulation S”), subject to prevailing market and other conditions. There is no assurance that the offering will be completed or, if completed, as to the terms on which it is completed. The Notes to be offered have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or unless pursuant to an applicable exemption from the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall it constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

This announcement does not constitute and shall not, in any circumstances, constitute a public offering nor an invitation to the public in connection with any offer within the meaning of Regulation (EU) 2017/1129 of the European Parliament and Council of June 14, 2017 as implemented by the Member States of the European Economic Area (the “Prospectus Regulation”). The offer and sale of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities.

Statements that address activities, events or developments that GasLog Ltd. expects, projects, believes or anticipates will or may occur in the future are forward-looking statements.  These forward –looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from those set forth in the forward-looking statements. Please refer to GasLog Ltd.’s Form 20-F filed on 4 March 2019 for a further explanation of important factors that could cause actual events or actual results to differ materially from those discussed during the presentation.